BB 3/6

06003349

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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AB 3/13

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66846

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Perlinski & Associates

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Vista Montemar
(No. and Street)

Laguna Niguel (City) CA (State) 92677 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Isabel Perlinski (949) 481-5482
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sarna & Company
(Name – *if individual, state last, first, middle name*)

310 Westlake Boulevard, Ste 270, Westlake Village, CA 91362
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 30 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Isabel Perlinski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Perlinski & Associates, as of February 22, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CEO

Title

see attached notary

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on

this 22nd day of February, 20 06,

by Isabel Perlinski

personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

AMANDA GAGNON
COMM...1359636
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. June 4, 2006
BCT3

(seal) Signature [signature]

PERLINSKI & ASSOCIATES

FINANCIAL STATEMENTS

DECEMBER 31, 2005

INDEX TO FINANCIAL STATEMENTS

SARNA & COMPANY

Certified
Public
Accountants

310
N. Westlake
Boulevard
Suite 270
Westlake
Village
California
91362
805
371-8900
Fax 805
379-0140

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Perlinski & Associates
Laguna Niguel, California

We have audited the accompanying statement of financial condition of Perlinski & Associates, as of December 31, 2005, and the related statements of operations and accumulated deficit, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Perlinski & Associates as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Sarna & Company,
Certified Public Accountants
Westlake Village, California
February 7, 2006

PERLINSKI & ASSOCIATES
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

Current Assets:		
Cash	$ 11,908	
Deferred Tax Asset	2,690	
Total Current Assets		$ 14,598
Fixed Assets:		
Office Equipment	2,212	
Less: Accumulated Depreciation	<74>	
Net Fixed Assets		2,138
TOTAL ASSETS		$ 16,736

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accounts Payable and Accrued Expenses	$ 2,221	
Total Current Liabilities		$ 2,221
Subordinated Borrowings		-0-
Stockholders' Equity:		
Common Stock, $0.001 par value 20,000,000 shares authorized, 60,000 shares issued	60	
Additional Paid in Capital	27,306	
Accumulated deficit	<12,851>	
Total Stockholders' Equity		14,515
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 16,736

See Notes to Financial Statements.

PERLINSKI & ASSOCIATES
STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues		$ -0-
Operating Expenses:		
Regulatory Filing Fees	$ 12,385	
Professional Fees	1,828	
Insurance	511	
Travel	338	
Meals & Entertainment	77	
Office Expenses	202	
Recruiting	101	
Depreciation	74	
Taxes, Licenses & Fees	25	
Total Operating Expenses		<15,541>
Loss Before Provision for Income Taxes		<15,541>
<Provision for>/Benefit from Income Taxes		2,690
Net Loss		<12,851>
Accumulated Deficit, Beginning of Year		-0-
Accumulated Deficit, End of Year		$ <12,851>

See Notes to Financial Statements.

PERLINSKI & ASSOCIATES
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock Shares	Common Stock Dollar Amount	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Balances at January 1, 2005	0	$ 0	$ 0	$ 0	$ 0
Common Stock Issued	60,000	60	11,940	----	14,150
Expenses Paid on Behalf of Company	----	----	13,216	----	13,216
Net Loss, Year Ended December 31, 2005	----	----	----	<12,851>	<12,851>
Balances at December 31, 2005	60,000	$ 60	$ 25,156	$ <12,851>	$ 14,515

See Notes to Financial Statements.

PERLINSKI & ASSOCIATES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows from Operating Activities:	
Net Loss	$ <12,851>
Adjustments to Reconcile Net Income/<Loss> to Net Cash Used for Operating Activities:	
Depreciation	74
Expenses Paid Directly by Shareholders	13,216
Changes in Operating Assets and Liabilities:	
Deferred Tax Asset	<2,690>
Accounts Payable	2,221
Net Cash Used for Operating Activities	<30>
Cash Flows from Investing Activities:	
Purchase of Fixed Assets	<2,212>
Net Cash Used by Investing Activities	<2,212>
Cash Flows from Financing Activities:	
Proceeds and Payments of Subordinated Borrowings	-0-
Proceeds from Issuance of Common Stock	14,150
Net Cash Provided by Financing Activities	14,150
Net Increase in Cash	11,908
Cash at Beginning of Year	-0-
Cash at End of Year	$ 11,908
Supplemental Disclosure:	
Interest Paid	$ -0-
Income Taxes Paid	$ -0-

See Notes to Financial Statements.

PERLINSKI & ASSOCIATES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Perlinski & Associates (the "Company") was incorporated on December 3, 2004 in the state of California. The Company's is a broker-dealer, and is registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc.

Basis of Presentation

The Company reports revenue and expenses using the accrual method of accounting for financial and tax reporting purposes.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Government and Other Regulations

The Company's business is subject to significant regulations by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Depreciation, Amortization and Capitalization

The Company records depreciation and amortization when appropriate using both straight-line and declining balance methods over the estimated useful life of the assets (five to seven years).

Expenditures for maintenance and repairs are charged to expense as incurred. Additions, major renewals and replacements that increase the property's useful life are capitalized. Property sold or retired, together with the related accumulated depreciation, is removed from the appropriate accounts and the resultant gain or loss is included in net income.

PERLINSKI & ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company is treated as a C-Corporation for purposes of filing its federal and state income tax returns. Deferred taxes are provided on a liability method whereby deferred tax assets and liabilities are determined based on temporary differences between the bases used for financial reporting and income tax reporting purposes. Income taxes are provided based on tax rates in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized through future operations.

Fair Value of Financial Instruments

Financial Accounting Standards Statement No. 107, "Disclosures About Fair Value of Financial Instruments", requires the Company to disclose, when reasonably attainable, the fair market values of its assets and liabilities which are deemed to be financial instruments. The Company's financial instruments consist primarily of cash and certain investments.

NOTE 2 - PROVISION FOR INCOME TAXES

The provision for income taxes for the year ended December 31, 2005 represents the minimum state income tax expense of the Company, which is not considered significant.

The Company has a net operating loss carryforward of $12,851 that may be offset against future taxable income. All of this loss carryforward expires in 2025. The tax effect of this loss carryforward gave rise to a net deferred tax asset and a current tax benefit of $2,690.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company currently occupies administrative office space owned by its shareholder, rent-free.

Litigation

The Company is not presently involved in any litigation.

NOTE 4 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Recently issued accounting pronouncements will have no significant impact on the Company and its reporting methods.

Note 5 - SUBSEQUENT EVENTS

In January, 2006, the Company issued an additional 40,000 shares of its common stock in return for additional capital provided for the Company's initial operations.

Note 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2005, the Company had adjusted net capital of $9,687, which was $4,687 in excess of its minimum dollar net capital requirement of $5,000. The net capital rules may effectively restrict the payment of cash dividends to the Company's shareholders.

SUPPLEMENTARY INFORMATION

SARNA & COMPANY

Certified
Public
Accountants

310 N. Westlake Boulevard Suite 270
Westlake Village California 91362
805 371-8900
Fax 805 379-0140

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Perlinski & Associates
Laguna Niguel, California

We have audited the accompanying financial statements of Perlinski & Associates, as of and for the year ended December 31, 2005, and have issued our report thereon dated February 7, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sarna & Company,
Certified Public Accountants
Westlake Village, California
February 7, 2006

SCHEDULE I

PERLINSKI & ASSOCIATES
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

Net Capital:		
Total stockholders' equity		$ 14,515
Add:		
Subordinated Borrowings Allowable In Computation of Net Capital		-0-
Total Capital and Allowable Subordinated Borrowings		14,515
Deductions and/or Charges:		
Nonallowable Assets:		
Deferred Tax Asset	$ 2,690	
Office Equipment, net	2,138	
Total Deductions		<4,828>
Net Capital Before Haircuts on Security Positions		9,687
Haircuts on Securities		-0-
Net Capital		$ 9,687
Aggregate Indebtedness:		
Items Included in Statement of Financial Condition:		
Accounts Payable and Accrued Expenses		2,221
Items Not Included in Statement Of Financial Condition:		-0-
Total Aggregate Indebtedness		$ 2,221
Computation of Basic Net Capital Requirement:		
Net Capital		9,687
Minimum Dollar Net Capital Required		<5,000>
Excess Net Capital		$ 4,687
Excess Net Capital at 1,000 percent		$ 9,464
Ratio: Aggregate Indebtedness to Net Capital		0.23 to 1

SCHEDULE I (CONTINUED)

PERLINSKI & ASSOCIATES
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005):

Net Capital, as reported in Company's Part II (unaudited) FOCUS report	$	9,687
Adjustments		-0-
Net Capital, per above	$	9,687